February 11, 2020

Glenn C. Worman
President and Chief Financial Officer
NATIONAL HOLDINGS CORP
200 Vesey Street
New York, NY 10281

       Re: NATIONAL HOLDINGS CORP
           Form 10-K for the fiscal year ended September 30, 2019
           Filed December 30, 2019
           File No. 001-12629

Dear Mr. Worman:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2019

Note 13 - Commitments and Contingencies
Litigation and Regulatory Matters, page F-26

1. We note your disclosures on page F-27 regarding litigation matters, including your statement that you cannot predict with certainty eventual loss or range of loss. Please revise your disclosure in future filings to provide an estimate of the possible loss or range of loss if an exposure to loss exists in excess of amounts accrued. If such an estimate cannot be made, include a definitive statement to that effect for matters discussed. Refer to ASC 450-20-50-4.
Note 23 - Subsequent Event
Winslow, Evans & Crocker Acquisition, page F-27

2. We note your disclosure regarding the acquisition of Winslow, Evans & Crocker, and its affiliates ("WEC"). Please tell us the results of your significance tests for purposes of
 Glenn C. Worman
NATIONAL HOLDINGS CORP
February 11, 2020
Page 2
         Article 11 and Rule 3-05 of Regulation S-X. In addition, ASC 805 does not provide a materiality threshold for its required pro forma disclosures; please ensure your future filings include all required disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGlenn C. Worman                             Sincerely,
Comapany NameNATIONAL HOLDINGS CORP
                                                              Division of
Corporation Finance
February 11, 2020 Page 2                                      Office of Finance
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